SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the period ending December 31, 2016

Commission File Number 001-37637

MIMECAST LIMITED

(Translation of registrant’s name into English)

CityPoint, One Ropemaker Street, Moorgate

London EC2Y 9AW

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9, 2017

MIMECAST LIMITED
(Registrant)

By:	/s/ Peter Bauer
Peter Bauer
Chief Executive Officer

Exhibit Index

Exhibit Number	Description
99.1	Press Release of Mimecast Limited dated February 9, 2017, entitled “Mimecast Announces Third Quarter 2017 Financial Results.”